Exhibit 99.1

Oncolytics Biotech® Announces Publication of REOLYSIN® Abstract
for the ASCO 2018 Annual Meeting

CALGARY, AB and SAN DIEGO, CA, May 16, 2018 -- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), currently developing REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus turning cold tumors hot, today announced publication of an abstract on pelareorep for the American Society of Clinical Oncology (ASCO) 2018 Annual Meeting. The meeting will take place from June 1 - 5, 2018 at McCormick Place, Chicago, IL.

The abstract, authored by Wilkinson et al., "Pelareorep to promote the expression of a IFN-gamma-related gene signature that predicts response to checkpoint blockade therapy", outlines results of a study assessing whether pelareorep promotes a predictive inflamed tumor phenotype that correlates with a response to immunotherapy in breast cancer (BC), colorectal cancer (CRC), hepatocellular carcinoma (HCC) and non-small cell lung cancer (NSCLC). The results suggest that all cell lines are susceptible to pelareorep’s induced cytopathic effect. In particular, BC and HCC cells lines had a significantly inflamed phenotype and also upregulated key chemokines known to promote response to immunotherapy.

“These results clearly demonstrate that viral priming in both BC and HCC tumors can activate interferon gamma-related gene expression which both upregulates checkpoint ligands on tumor cells and promotes activation and infiltration of lymphocytes into the tumor,” said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. “They also support the hypothesis that the virus is engaging a dramatic immune response against the tumor in our recent mBC trial but also suggests that the virus may very well act as a backbone for checkpoint blockage by promoting an inflamed phenotype in the tumor microenvironment.”

The complete Abstract can be found online at https://am.asco.org/. Full details from the poster presentation will be announced when it is being presented on Monday, June 4 from 8:00 – 11:30 in Hall A, poster board #303.

About REOLYSIN/Pelareorep

REOLYSIN, also known as pelareorep, is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers.

About Oncolytics Biotech Inc.

Oncolytics is a biotechnology company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com